As filed with the Securities and Exchange Commission on May 5, 2025

Securities Act File No. 333-284088

Investment Company Act File No. 811-05542

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK INCOME TRUST, INC.

(Exact Name of Registrant as Specified in Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(800) 882-0052

(Area Code and Telephone Number)

John M. Perlowski

President and Chief Executive Officer

BlackRock Income Trust, Inc.

50 Hudson Yards

New York, New York 10001

(Name and Address of Agent for Service)

EXPLANATORY NOTE

Part A – Joint Proxy Statement/Prospectus and Part B – Statement of Additional Information, each in the form filed on February 12, 2025 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-284088), are incorporated herein by reference.

This Amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the Tax Opinion of Willkie Farr & Gallagher LLP regarding the reorganization.

PART C: OTHER INFORMATION

ITEM 15.	Indemnification

Section 2-418 of the General Corporation Law of the State of Maryland, Article VI of the Registrant’s Charter, Article IV of the Registrant’s Amended and Restated Bylaws and the Investment Management Agreement each provides for indemnification.

Article VI of the Registrant’s Charter provides as follows:

(3) Each director and each officer of the Corporation shall be indemnified by the Corporation to the full extent permitted by the Maryland General Corporation Law, subject to the requirements of the 1940 Act.

(4) To the fullest extent permitted by Maryland law, as it may be amended or interpreted from time to time, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders. No amendment of Charter of the Corporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers in respect of any act or omission that occurred prior to such amendment or repeal.

Article IV of the Registrant’s Amended and Restated Bylaws provides as follows:

Section 1. No Personal Liability of Directors or Officers. No Director, advisory board member or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Director, advisory board member or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, such person shall not, on account thereof, be held to any personal liability. Any repeal or modification of the Charter or this Article IV Section 1 shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 2. Mandatory Indemnification.

(a) The Fund hereby agrees to indemnify each person who is or was a Director, advisory board member or officer of the Fund (each such person being an “Indemnitee”) to the full extent permitted under the Charter. In addition, the Fund may provide greater but not lesser rights to indemnification pursuant to a contract approved by at least a majority of Directors between the Fund and any Indemnitee. Notwithstanding the foregoing, no Indemnitee shall be indemnified hereunder against any liability to any person or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”). Furthermore, with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee (A) was authorized by a majority of the Directors or (B) was instituted by the Indemnitee to enforce his or her rights to indemnification hereunder in a case in which the Indemnitee is found to be entitled to such indemnification.

(b) Notwithstanding the foregoing, unless otherwise provided in any agreement relating to indemnification between an Indemnitee and the Fund, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such Indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (A) a majority vote of a quorum of those Directors who are both Independent Directors and not parties to the proceeding (“Independent Non-Party Directors”), that the Indemnitee is entitled to indemnification hereunder, or (B) if such quorum is not obtainable or even if obtainable, if such majority so directs, a Special Counsel in a written opinion concludes that the Indemnitee should be entitled to indemnification hereunder.

(c) Subject to any limitations provided by the 1940 Act and the Charter, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Fund or serving in any capacity at the request of the Fund to the full extent permitted for corporations organized under the corporations laws of the state in which the Fund was formed, provided that such indemnification has been approved by a majority of the Directors.

(d) Any repeal or modification of the Charter or Section 2 of this Article IV shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 3. Good Faith Defined; Reliance on Experts. For purposes of any determination under this Article IV, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in the best interests of the Fund, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Fund, or on information supplied to such person by the officers of the Fund in the course of their duties, or on the advice of legal counsel for the Fund or on information or records given or reports made to the Fund by an independent certified public accountant or by an appraiser or other expert or agent selected with reasonable care by the Fund. The provisions of this Article IV Section 3 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in this Article IV. Each Director and officer or employee of the Fund shall, in the performance of his or her duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Fund, upon an opinion of counsel selected by the Board of Directors or a committee of the Directors, or upon reports made to the Fund by any of the Fund’s officers or employees or by any advisor, administrator, manager, distributor, dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Board of Directors or a committee of the Directors, officers or employees of the Fund, regardless of whether such counsel or expert may also be a Director.

Section 4. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IV shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5. Insurance. The Directors may maintain insurance for the protection of the Fund’s property, the shareholders, Directors, officers, employees and agents in such amount as the Directors shall deem adequate to cover possible tort liability, and such other insurance as the Directors in their sole judgment shall deem advisable or is required by the 1940 Act.

Section 6. Subrogation. In the event of payment by the Fund to an Indemnitee under the Charter or these Bylaws, the Fund shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute such documents and do such acts as the Fund may reasonably request to secure such rights and to enable the Fund effectively to bring suit to enforce such rights.

Reference is also made to:

•	Sections 9 and 10 of the Registrant’s Investment Management Agreement, a form of which is filed as Exhibit (6)(a) of this Registration Statement.

•	Sections 9 and 10 of the Registrant’s Sub-Investment Advisory Agreement, a form of which is filed as Exhibit (6)(b) of this Registration Statement.

Additionally, the Registrant and the other funds in the BlackRock Fixed-Income Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its Directors, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.	Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No.	Description of Exhibit

(1)(a)	Articles of Incorporation of the Registrant are incorporated by reference to Exhibit 1.1 to the Registration Statement on Form N-2 of the Registrant (File No. 33-21476) as filed with the Commission on April 26, 1988.

(1)(b)	Articles of Amendment to the Articles of Incorporation, dated June 19, 1992, are incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on June 10, 2022.

(1)(c)	Articles Supplementary to Articles of Incorporation, dated September 17, 2010, are incorporated by reference to the exhibit to the Registrant’s Annual Report on Form N-SAR as filed with the Commission on October 31, 2011.

(1)(d)	Articles of Amendment to the Articles of Incorporation, dated June 1, 2022, are incorporated by reference to Exhibit (a)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on June 10, 2022.

(1)(e)	Articles of Amendment to the Articles of Incorporation implementing the 3-for-1 reverse stock split effective October 18, 2022 is incorporated by reference to Exhibit (a)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on November 18, 2022.

(2)(a)	Amended and Restated Bylaws of the Registrant are incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K as filed with the Commission on October 28, 2016.

(2)(b)	Amendment No. 1 to the Amended and Restated Bylaws of the Registrant is incorporated by reference to the exhibit to the Registrant’s Annual Report on Form N-CEN as filed with the Commission on March 15, 2021.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is incorporated by reference to Appendix A of the Joint Proxy Statement/Prospectus.

(5)(a)	Article V (Capital Stock) and Article VII (Denial of Preemptive Rights) of the Registrant’s Articles of Incorporation are incorporated by reference to Exhibit (1)(a) above.

(5)(b)	Article I (Shareholder Meetings) of the Registrant’s Amended and Restated Bylaws is incorporated by reference to Exhibit (1)(b) above.

(6)(a)	Investment Management Agreement between the Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on February 15, 2022.

(6)(b)	Sub-Investment Advisory Agreement with BlackRock International Limited is incorporated by reference to Exhibit (g)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on February 15, 2022.

(6)(c)	Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(4) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(6)(d)	Amendment No. 1 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(5) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(6)(e)	Amendment No. 2 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(6) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(6)(f)	Amendment No. 3 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(7) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(6)(g)	Amendment No. 4 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(8) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(6)(h)	Form of Amendment No. 5 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(9) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(6)(i)	Form of Amendment No. 6 to the Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(8) to the Registration Statement on Form N-2 of BlackRock 2037 Municipal Target Term Trust (File No. 333-250205) as filed with the Commission on July 28, 2022.

(6)(j)	Amendment No. 7 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(9) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Alpha Strategies Fund (File No. 333-273507) as filed with the Commission on July 26, 2024.

(7)(a)	Form of Distribution Agreement is incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on June 23, 2022.

(7)(b)	Form of Sub-Placement Agent Agreement is incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on June 23, 2022.

(8)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit (i) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(9)	Master Custodian Agreement is incorporated by reference to Exhibit (j) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(10)	Not applicable.

(11)	Opinion and Consent of Special Counsel for the Registrant is incorporated by reference to Exhibit (11) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(12)	Tax opinion of Willkie Farr & Gallagher LLP regarding the reorganization of BlackRock Enhanced Government Fund, Inc. and the Registrant is filed herewith.

(13)(a)	Form of Amended and Restated Transfer Agency and Service Agreement is incorporated by reference to Exhibit (k)(1) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(13)(b)	Form of Administration and Accounting Services Agreement is incorporated by reference to Exhibit (k)(2) to the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119) as filed with the Commission on January 12, 2022.

(13)(c)	Form of Eleventh Amended and Restated Securities Lending Agency Agreement between the Registrant and BlackRock Investment Management, LLC is incorporated herein by reference to Exhibit (h)(13) of Post- Effective Amendment No. 86 to the Registration Statement on Form N-1A of BlackRock Funds V (File No. 333-224371) filed on January 27, 2025.

(13)(d)	Amended and Restated Administration Agreement between the Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (k)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-262743) as filed with the Commission on February 15, 2022.

(13)(e)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant and Advisors Disciplined Trust, dated as of January 19, 2022 is incorporated by reference to Exhibit (13)(e) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(13)(f)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, Rydex Dynamic Funds, Rydex Series Funds, Rydex Variable Trust, Guggenheim Funds Trust, Guggenheim Variable Funds Trust, Guggenheim Strategy Funds Trust, Transparent Value Trust, Guggenheim Active Allocation Fund, Guggenheim Energy & Income Fund, Guggenheim Strategic Opportunities Fund, Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust and Guggenheim Unit Investment Trusts (Guggenheim Defined Portfolios), dated as of January 19, 2022 is incorporated by reference to Exhibit (13)(f) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(13)(g)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, FT Series and First Trust Exchange-Traded Fund VIII dated as of June 6, 2024 is incorporated by reference to Exhibit (13)(g) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(13)(h)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, RiverNorth Funds, RiverNorth/DoubleLine Strategic Opportunity Fund, Inc., RiverNorth Capital and Income Fund, Inc., RiverNorth Opportunistic Municipal Income Fund, Inc., RiverNorth Managed Duration Municipal Income Fund, Inc., RiverNorth Managed Duration Municipal Income Fund II, Inc., RiverNorth Flexible Municipal Income Fund, Inc., RiverNorth Flexible Municipal Income Fund II, Inc. and RiverNorth Opportunities Fund, Inc. dated as of January 19, 2022 is incorporated by reference to Exhibit (13)(h) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(13)(i)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant, Thrivent Mutual Funds and Thrivent Series Fund, Inc. dated as of January 26, 2022 is incorporated by reference to Exhibit (13)(i) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(13)(j)	BlackRock Closed-End Rule 12d1-4 Fund of Funds Investment Agreement between the Registrant and SmartTrust dated as of May 21, 2024 is incorporated by reference to Exhibit (13)(j) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant and BlackRock Enhanced Government Fund, Inc. is incorporated by reference to Exhibit (14) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(15)	Not applicable.

(16)	Power of Attorney of the Board of Directors is incorporated by reference to Exhibit 16 to Registrant’s Registration Statement on Form N-14 (File No. 333-284088) as filed with the Commission on December 30, 2024.

(17)	Form of Proxy Card for Common Shares of the BlackRock Enhanced Government Fund, Inc. is incorporated by reference to Exhibit (17) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

(18)(a)	Calculation of Filing Fee Tables (Initial Registration Statement on Form N-14) is incorporated by reference to Exhibit 18 to Registrant’s Registration Statement on Form N-14 (File No. 333-284088) as filed with the Commission on December 30, 2024.

(18)(b)	Calculation of Filing Fee Tables (Pre-Effective Amendment No. 1 to Registration Statement on Form N-14) is incorporated by reference to Exhibit (18)(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-284088) filed on February 10, 2025.

ITEM 17.	Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 5th day of May, 2025.

BLACKROCK INCOME TRUST, INC.

BY:	/s/ JOHN M. PERLOWSKI
Name:	John M. Perlowski
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities indicated and on the 5th day of May, 2025.

Signature	Title

/s/ JOHN M. PERLOWSKI John M. Perlowski	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ TRENT WALKER Trent Walker	Chief Financial Officer (Principal Financial and Accounting Officer)

ARTHUR P. STEINMETZ* Arthur P. Steinmetz	Director

CYNTHIA L. EGAN* Cynthia L. Egan	Director

LORENZO A. FLORES* Lorenzo A. Flores	Director

STAYCE D. HARRIS* Stayce D. Harris	Director

J. PHILLIP HOLLOMAN* J. Phillip Holloman	Director

R. GLENN HUBBARD* R. Glenn Hubbard	Director

W. CARL KESTER* W. Carl Kester	Director

CATHERINE A. LYNCH* Catherine A. Lynch	Director

ROBERT W. FAIRBAIRN* Robert W. Fairbairn	Director

*By:	/s/ JANEY AHN (Janey Ahn, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(12)	Tax opinion of Willkie Farr & Gallagher LLP regarding the reorganization of BlackRock Enhanced Government Fund, Inc. and the Registrant